EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to February 1, 2022
_____________________________

January 5, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 04, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 19,797
Date of transaction: January 04, 2022
Price paid per share: £133.050000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,659,830 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,511,352.
The figure of 220,511,352 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4241X_1-2022-1-4.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

January 6, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 05, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 60,000
Date of transaction: January 05, 2022
Price paid per share: £132.900000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,719,830 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,451,352.
The figure of 220,451,352 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5727X_1-2022-1-5.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

January 7, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 06, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 70,000
Date of transaction: January 06, 2022
Price paid per share: £129.650000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,789,830 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,381,352.
The figure of 220,381,352 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7091X_1-2022-1-6.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

January 10, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 07, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,000
Date of transaction: January 07, 2022
Price paid per share: £128.400000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,819,830 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,351,352.
The figure of 220,351,352 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8437X_1-2022-1-7.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

January 11, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 10, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: January 10, 2022
Price paid per share: £123.550000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,859,830 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,311,352.
The figure of 220,311,352 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9860X_1-2022-1-10.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

January 12, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 11, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: January 11, 2022
Price paid per share: £124.500000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,899,830 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,271,352.
The figure of 220,271,352 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1281Y_1-2022-1-11.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

January 13, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 12, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 24,180
Date of transaction: January 12, 2022
Price paid per share: £125.901030
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,924,010 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,247,172.
The figure of 220,247,172 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2721Y_1-2022-1-12.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

January 14, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 13, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 15,000
Date of transaction: January 13, 2022
Price paid per share: £127.211468
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,939,010 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,232,172.
The figure of 220,232,172 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4086Y_1-2022-1-13.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

January 17, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 14, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 39,812
Date of transaction: January 14, 2022
Price paid per share: £124.550000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,978,822 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,192,360.
The figure of 220,192,360 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5446Y_1-2022-1-14.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

January 18, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 17, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 86,590
Date of transaction: January 17, 2022
Price paid per share: £125.266417
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,065,412 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,105,770.
The figure of 220,105,770 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7277Y_1-2022-1-17.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

January 19, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 18, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 48,469
Date of transaction: January 18, 2022
Price paid per share: £121.250000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,113,881 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,057,301.
The figure of 220,057,301 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8692Y_1-2022-1-18.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

January 20, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 19, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 49,506
Date of transaction: January 19, 2022
Price paid per share: £119.000140
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,163,387 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,007,795.
The figure of 220,007,795 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0073Z_1-2022-1-19.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

January 21, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 20, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 31,558
Date of transaction: January 20, 2022
Price paid per share: £118.812378
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,194,679 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,976,503.
The figure of 219,976,503 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1522Z_1-2022-1-20.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

January 24, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 21, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 50,416
Date of transaction: January 21, 2022
Price paid per share: £117.216010
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,245,095 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,926,087.
The figure of 219,926,087 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2896Z_1-2022-1-21.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

January 25, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 24, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 66,539
Date of transaction: January 24, 2022
Price paid per share: £113.550000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,311,634 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,859,548.
The figure of 219,859,548 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4398Z_1-2022-1-24.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

January 26, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 25, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 47,241
Date of transaction: January 25, 2022
Price paid per share: £113.323928
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,358,875 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,812,307.
The figure of 219,812,307 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6179Z_1-2022-1-25.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

January 27, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 26, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,986
Date of transaction: January 26, 2022
Price paid per share: £115.400000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,389,861 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,781,321.
The figure of 219,781,321 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7621Z_1-2022-1-26.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

January 28, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 27, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 48,298
Date of transaction: January 27, 2022
Price paid per share: £114.428204
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,438,159 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,733,023.
The figure of 219,733,023 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9083Z_1-2022-1-27.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

January 31, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 28, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 52,573
Date of transaction: January 28, 2022
Price paid per share: £114.900000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,490,732 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,680,450.
The figure of 219,680,450 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0466A_1-2022-1-28.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

February 1, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on January 31, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 27,083
Date of transaction: January 31, 2022
Price paid per share: £116.000000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 12,517,815 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 219,653,367.
The figure of 219,653,367 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2157A_1-2022-1-31.pdf
For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111